                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)



                              IAT Multimedia, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   13-3920210
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1 (b)

       [ ]  Rule 13d-1 (c)

       [X]  Rule 13d-1 (d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 6 Pages

     CUSIP NO.:  449202100            13G                  PAGE 2 OF 6 PAGES

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vertical Financial Holdings Establishment
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]


                                                                     (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
-------------------------------------------------------------------------------
                      5        SOLE VOTING POWER
                               1,580,304
    NUMBER OF
                      ---------------------------------------------------------
     SHARES           6        SHARED VOTING POWER

  BENEFICIALLY                 -0-

    OWNED BY          ---------------------------------------------------------
                      7        SOLE DISPOSITIVE POWER
     EACH                      1,509,092

   REPORTING
                      ---------------------------------------------------------
    PERSON            8        SHARED DISPOSITIVE POWER
                               71,212
     WITH

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,580,304

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
                                                                          [X]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.8%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          CO

-------------------------------------------------------------------------------

   SEC 174__ (6-__)      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ITEM 1(a)      NAME OF ISSUER:   IAT Multimedia, Inc.

      ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     IAT Multimedia, Inc.
                     Geschaftshaus Wasserschloss
                     Aarestrasse 17
                     CH-5300 Vogelsang-Turgi, Switzerland

      ITEM 2(a)      NAME OF PERSON FILING:

                     Vertical Financial Holdings Establishment ("Vertical"). Vertical is beneficially owned by Derungs Treuhandgesellschaft AG. Jacob Agam serves as Chairman of Vertical, and Bruno Derungs, who is the principal of Derungs Treuhandgesellschaft AG, serves as its Managing Director.

      ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

                     Hombrechtikerstrasse 61, CH-8640 Rapperswil, Switzerland

      ITEM 2(c)      CITIZENSHIP:

                     Switzerland

      ITEM 2(d)      TITLE OF CLASS OF SECURITIES:
                     Common Stock, par value $.01 per share

      ITEM 2(e)      CUSIP NUMBER:
                     449202100

      ITEM 3         NOT APPLICABLE

                     If This Statement is Filed Pursuant to Rule
                     13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)   [ ]   Broker or dealer registered under Section 15 of the
                     Exchange Act.

         (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)   [ ]   Insurance company as defined in Section 3(a)(19)
                     of the Exchange Act.

         (d)   [ ]   Investment company registered under Section 8 of
                     the Investment Company Act.

         (e)   [ ]   An investment adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E);

         (f)   [ ]   An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]   A parent holding company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G);

         (h)   [ ]   A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

         (i)   [ ]   A church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

      ITEM 4.              OWNERSHIP:

         (a)      Amount beneficially owned:  1,580,304

                  Includes (i) 690,152 shares of Common Stock issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days and (ii) 71,212 shares of Common Stock which are held in escrow but which Vertical retains the power to vote. Excludes an aggregate of 739,351 shares of Common Stock and 890,151 shares of Common Stock issuable upon exercise of warrants held by Behala Anstalt, Lupin Investments Services Ltd. and Henilia Financial Ltd. (the "Vertical Assignees"). Pursuant to agreements with third party investors in each Vertical Assignee, Vertical owns equity interests in each Vertical Assignee entitling it to varying percentages of the profits resulting from the sale of the shares of Common Stock held by each Vertical Assignee. In addition, pursuant to agreements with the Vertical Assignees, the trustee of each Vertical Assignee has voting and dispositive power over the shares of Common Stock held by each Vertical Assignee, although Vertical retains the right to appoint or terminate the appointment of the trustee. Also excludes 92,524 shares of Common Stock owned by Dr. Viktor Vogt, a director of the Company, in which Vertical does not have any voting or dispositive power. However, pursuant to an agreement between Vertical and Dr. Vogt, Vertical has the right to receive a portion of the proceeds of the sale of these shares by Dr. Vogt.

         (b)      Percent of class:  14.8%

         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  1,580,304

                  (ii)     Shared power to vote or to direct the vote:    0
                  (iii) Sole power to dispose or to direct the disposition of: 1,509,092
                  (iv) Shared power to dispose or to direct the disposition of: 71,212

      ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           Not Applicable

      ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON

                           Pursuant to an agreement between Orida Capital ("Orida") and Vertical, Orida has the right to receive a portion of the profits from the sale of shares of Common Stock beneficially owned by Vertical. Mr. Agam is the Chairman and a significant owner of Orida.

      ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITIES

                           Not Applicable

      ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP

                           Not Applicable

      ITEM 9.              NOTICE OF DISSOLUTION OF GROUP

                           Not Applicable

      ITEM 10.             CERTIFICATION

                           Not Applicable

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 12, 1999
                                              -------------------------------
                                                          (Date)



                                                      /s/ Jacob Agam
                                              -------------------------------
                                                        (Signature)



                                                        Jacob Agam
                                              -------------------------------
                                                       (Name/Title)